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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2003	Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

BIOVAIL CORPORATION

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration No. 333-14048) of Biovail Corporation.

INDEX

Exhibit 99.1 — Material Change Report Dated May 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION
Date: May 7, 2003	By:	/s/ JOHN R. MISZUK John R. Miszuk Vice President, Controller and Assistant Secretary

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGE
May 6, 2003
ITEM 3:	PRESS RELEASE
The attached press release was issued by Biovail Corporation on May 6, 2003 and filed on SEDAR May 7, 2003.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Appointment of Kristine Peterson as Senior Vice President, Commercial Operations Departure of William Poole, President of Biovail Pharmaceuticals
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached as schedule A.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Ken Howling at 905-286-3000.
ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.

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DATED May 7, 2003.
BIOVAIL CORPORATION
By:		/s/ KENNETH C. CANCELLARA, Q.C.
	Name: Title:	Kenneth C. Cancellara, Q.C. Senior Vice President, Chief Legal Officer & Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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CONTACT:	Kenneth G. Howling Vice President, Finance (905) 286-3000

FOR IMMEDIATE RELEASE:

BIOVAIL APPOINTS KRISTINE PETERSON
SENIOR VICE PRESIDENT, COMMERCIAL OPERATIONS

        TORONTO, Canada, May 6, 2003 — Biovail Corporation (NYSE, TSX: BVF) announced today that Kristine Peterson has been appointed Senior Vice President, Commercial Operations effective immediately. Ms. Peterson will be responsible for the strategic leadership of Biovail's United States and Canadian commercial operations as well as identifying internal and external growth opportunities. Ms. Peterson will report directly to Eugene Melnyk, Chairman and Chief Executive Officer, Biovail Corporation.

        Ms. Peterson comes to Biovail Pharmaceuticals from Bristol-Myers Squibb (BMS) where she spent twenty years in increasingly senior roles culminating in her most recent role as Senior Vice President of Global Marketing, Drug Discovery & Exploratory Development. In that role, she was responsible for designing the organization to better integrate science and marketing earlier into the Research and Development process and building launch plans for several pipeline brands. Prior to that role, Ms. Peterson was Senior Vice President of Marketing for Bristol-Myers Squibb's $5+billion Cardiovascular and Metabolics business in the U.S. During her career at Bristol-Myers Squibb, Ms. Peterson launched several key brands and indications, led large sales organizations, and headed BMS's generic business. She also played an integral part in building BMS's Marketing Excellence initiative to enhance the marketing capabilities of its worldwide marketing organizations.

        Ms. Peterson co-led efforts to strengthen BMS's pipeline by refocusing Discovery efforts and played a pivotal commercial role in assessing internal and external opportunities. She also served on the internal Board for the Bristol-Myers Squibb Foundation's Women Health Philanthropy since 2001. Ms. Peterson holds a Master of Business Administration as well as a B.S. in Marketing, both from the University of Illinois.

        "Kris's extensive experience in customer centric end-to-end product development and commercialization will significantly contribute to the success of Biovail's strategy of creating enhanced products based on market need and bringing them to market via the most efficient process," stated Eugene Melnyk, Chairman and Chief Executive Officer, Biovail Corporation. "Kris is a proven leader with the experience and skills to help execute our current growth strategies and also to shape our future growth plans."

        Separately, Biovail announced that Mr. William Poole, President of Biovail Pharmaceuticals, will be leaving the company to pursue other career opportunities. "Bill has been instrumental in furthering Biovail's U.S. sales and marketing expansion plans as well as the program to increase the capacity of our manufacturing facilities in both Manitoba and Puerto Rico. We wish him well in his future endeavors," said Eugene Melnyk.

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

        "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

        To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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BIOVAIL CORPORATION
INDEX
SIGNATURES
MATERIAL CHANGE REPORT
BIOVAIL APPOINTS KRISTINE PETERSON SENIOR VICE PRESIDENT, COMMERCIAL OPERATIONS